UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Rule 14(d)-100

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COBRA ELECTRONICS CORPORATION

(Name of Subject Company (Issuer))

VENOM ELECTRONICS MERGER SUB, INC.

(Name of Filing Person (Offeror))

a wholly-owned subsidiary of

VENOM ELECTRONICS HOLDINGS, INC.

(Names of Filing Persons (Offeror))

MONOMOY CAPITAL PARTNERS II, L.P.

MCP SUPPLEMENTAL FUND II, L.P.

(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.33 1/3 PER SHARE

(Title of Class of Securities)

191042100

(CUSIP Number of Class of Securities)

Justin Hillenbrand

Monomoy Capital Partners II, L.P.

MCP Supplemental Fund II, L.P.

142 West 57th Street, 17th Floor

New York, NY 10019

(212) 699-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Carol Anne Huff

Kevin L. Morris

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Phone: (312) 862-2000

Fax: (312) 862-2200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$28,437,549.00	$3,662.76

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) an aggregate of 6,602,980 outstanding shares of common stock, par value $0.33 1/3 per share, of Cobra Electronics Corporation (“Shares”) multiplied by the offer price of $4.30 per share (the “Offer Price”); and (ii) an aggregate of 97,250 Shares subject to outstanding stock option grants multiplied by the Offer Price minus the weighted average exercise price for such options of $3.84 per share, as of September 9, 2014, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is being filed by Venom Electronics Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Venom Electronics Holdings, Inc., a Delaware corporation (“Parent”), controlled by Monomoy Capital Partners II., L.P., a Delaware limited partnership, and MCP Supplemental Fund II, L.P., a Delaware limited partnership (collectively, the “Sponsors” and, together with Parent and Purchaser, the “Filing Persons”). This Schedule TO relates to the offer to purchase all of the outstanding shares of common stock, par value $0.33 1/3 per share (each a “Share”), of Cobra Electronics Corporation, a Delaware corporation (“Cobra”), at a price of $4.30 per Share, net to the seller in cash, without interest and less any applicable withholding taxes thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 10, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company and the issuer of securities to which this Schedule TO relates is Cobra Electronics Corporation (“Cobra”), a Delaware corporation. Cobra’s principal executive offices are located at 6500 West Cortland Street, Chicago, Illinois 60707 and its telephone number is 773-889-8870. The information set forth in Section 7 “Certain Information Concerning Cobra” of the Offer to Purchase is incorporated herein by reference.

(b) This Schedule TO relates to the outstanding Shares of Cobra. Based on information provided by Cobra in its representation of capitalization, as of August 26, 2014, there were (i) an aggregate of 6,602,980 Shares issued and outstanding, (ii) an aggregate of 325,350 Shares subject to outstanding stock option grants, (iii) an aggregate of 31,575 restricted stock Shares issuable upon the lapse of restrictions, (iv) an aggregate of 567,820 Shares held by Cobra as treasury shares and (v) no shares of Cobra’s preferred stock issued or outstanding. The information set forth in the “Introduction” section of the Offer to Purchase is incorporated herein by reference.

(c) The Shares are traded on the NASDAQ Stock Market under the symbol “COBR.” The information set forth in Section 6 “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) The information set forth in Section 8 “Certain Information Concerning Parent, Purchaser and Certain Related Parties” and Schedule I “Information Relating to Parent, Purchaser and Certain Related Parties” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

The information set forth in the “Summary Term Sheet,” “Introduction,” Section 1 “Terms of the Offer,” Section 2 “Acceptance for Payment and Payment for Shares,” Section 3 “Procedures for Accepting the Offer and Tendering Shares,” Section 4 “Withdrawal Rights,” Section 5 “Certain United States Federal Income Tax Consequences,” Section 10 “Background of the Offer; Past Contacts or Negotiations with Cobra,” Section 11 “The Merger Agreement; Other Agreements,” Section 12 “Purpose of the Offer; Plans for Cobra,” Section 13 “Certain Effects of the Offer” and Section 15 “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1) Other than the transactions described in Item 5(b) below, during the past two years none of the Filing Persons nor, to the best knowledge of the Filing Persons, any of the persons listed in Schedule I “Information Relating to Parent, Purchaser and Certain Related Parties,” of the Offer to Purchase has entered into any transaction with Cobra or any of Cobra’s affiliates that are not natural persons.

(a)(2) Other than the transactions described in Item 5(b) below, during the past two years none of the Filing Persons nor, to the best knowledge of the Filing Persons, any of the persons listed in Schedule I “Information Relating to Parent, Purchaser and Certain Related Parties” of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of Cobra that is a natural person with an aggregate value that exceeds $60,000.

(b) The information set forth in Section 8 “Certain Information Concerning Parent, Purchaser and Certain Related Parties,” Section 10 “Background of the Offer; Past Contacts or Negotiations with Cobra,” Section 11 “The Merger Agreement; Other Agreements” and Section 12 “Purpose of the Offer; Plans for Cobra” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a), (c)(1)-(7) The information set forth in Section 9 “Source and Amount of Funds,” Section 10 “Background of the Offer; Past Contacts or Negotiations with Cobra” Section 12 “Purpose of the Offer; Plans for Cobra” and Section 13 “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in Section 9 “Source and Amount of Funds” and Section 17 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a), (b) The information set forth in the “Introduction,” Section 8 “Certain Information Concerning Parent, Purchaser and Certain Related Parties,” Section 10 “Background of the Offer,” Section 12 “Purpose of the Offer; Plans for Cobra” Section 11 “The Merger Agreement; Other Agreements” and Schedule I “Information Relating to Parent, Purchaser and Certain Related Parties,” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The information set forth in Section 10 “Background of the Offer; Past Contacts or Negotiations with Cobra” and Section 17 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) Except as disclosed in Items 1 through 10 above and Exhibits of this Schedule TO, which are incorporated herein by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Filing Persons or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Cobra or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in Section 11 “The Merger Agreement; Other Agreements,” Section 13 “Certain Effects of the Offer,” Section 15 “Certain Conditions of the Offer,” and Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.	EXHIBITS

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase, dated September 10, 2014.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on September 10, 2014.

(a)(5)(A)	Press Release, dated September 10, 2014, issued by Monomoy Capital Partners.

(a)(5)(B)	Press Release, dated August 28, 2014, issued by Cobra and Parent (incorporated by reference to Exhibit 99.1 to Cobra’s Current Report on Form 8-K, File No. 05-111, filed with the SEC on August 27, 2014).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 27, 2014, by and among Parent, Purchaser, and Cobra (incorporated by reference to Exhibit 2.1 to Cobra’s Current Report on Form 8-K, File No. 0-511, filed with the SEC on August 27, 2014).

(d)(2)	Financing Commitment Letter, dated as of August 27, 2014, by and among Monomoy Capital Partners II, L.P., MCP Supplemental Fund II, L.P. and Parent.

(d)(3)	Limited Guaranty, dated August 27, 2014, by and between Monomoy Capital Partners II, L.P. and MCP Supplemental Fund II, L.P. in favor of Cobra.

(d)(4)	Confidentiality Agreement, dated January 28, 2014, by and between the Chaperone Holdings, Inc. and Cobra.

(d)(5)	Tender and Support Agreement, dated August 27, 2014, by and between Purchaser, Parent, James Bazet, Sally Washlow, Robert Ben, William Carmichael, John Lupo, Ian Miller and S. Sam Park.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2014	VENOM ELECTRONICS MERGER SUB, INC.
	By:	/s/ Justin Hillenbrand
Name: Justin Hillenbrand
Title: President

Dated: September 10, 2014	VENOM ELECTRONICS HOLDINGS, INC.
	By:	/s/ Justin Hillenbrand
Name: Justin Hillenbrand
Title: President

Dated: September 10, 2014	MONOMOY CAPITAL PARTNERS II, L.P.
	By: Its: By: Its: By:	Monomoy General Partner II, L.P. General Partner Monomoy Ultimate GP, LLC General Partner /s/ Justin Hillenbrand
Name: Justin Hillenbrand
Title: Managing Director

Dated: September 10, 2014	MCP SUPPLEMENTAL FUND II, L.P.
	By: Its: By: Its: By:	Monomoy General Partner II, L.P. General Partner Monomoy Ultimate GP, LLC General Partner /s/ Justin Hillenbrand
Name: Justin Hillenbrand
Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase, dated September 10, 2014.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on September 10, 2014.

(a)(5)(A)	Press Release, dated September 10, 2014, issued by Monomoy Capital Partners.

(a)(5)(B)	Press Release, dated August 28, 2014, issued by Cobra and Parent (incorporated by reference to Exhibit 99.1 to Cobra’s Current Report on Form 8-K, File No. 05-111, filed with the SEC on August 27, 2014).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 27, 2014, by and among Parent, Purchaser, and Cobra (incorporated by reference to Exhibit 2.1 to Cobra’s Current Report on Form 8-K, File No. 0-511, filed with the SEC on August 27, 2014).

(d)(2)	Financing Commitment Letter, dated as of August 27, 2014, by and among Monomoy Capital Partners II, L.P., MCP Supplemental Fund II, L.P. and Parent.

(d)(3)	Limited Guaranty, dated August 27, 2014, by and between Monomoy Capital Partners II, L.P. and MCP Supplemental Fund II, L.P. in favor of Cobra.

(d)(4)	Confidentiality Agreement, dated January 28, 2014, by and between the Chaperone Holdings, Inc. and Cobra.

(d)(5)	Tender and Support Agreement, dated August 27, 2014, by and between Purchaser, Parent, James Bazet, Sally Washlow, Robert Ben, William Carmichael, John Lupo, Ian Miller and S. Sam Park.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.